Exhibit 99.1

Reitar Logtech Holdings Limited Announces Closing of Initial Public Offering

Hong Kong, August 26, 2024 – Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”), a comprehensive logistics solutions provider in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 2,125,000 Class A ordinary shares at a price of $4.00 per share.

The aggregate gross proceeds from the Offering were $8.5 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on August 23, 2024 under the ticker symbol “RITR.”

The Offering is being conducted on a firm commitment basis. Cathay Securities, Inc. is acting as sole book runner and lead underwriter for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-278295) and was declared effective by the SEC on August 16, 2024. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering was filed with the SEC on August 23, 2024 and may be obtained from Cathay Securities Inc., 40 Wall St., Suite 3600, New York, NY 10005, or via email at ipo@cathaysecurities.com. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contacts:

Reitar Logtech Holdings Limited

Phone: +852 2554 5666

Email: info@reitar.io